Exhibit (a)(5)(E)

FOR IMMEDIATE RELEASE	NEWS

Discount Investment Corporation Completes Partial Cash Tender Offer for Elron

Tel Aviv, Israel, August 22, 2004 – Discount Investment Corporation Ltd. (TASE: DISI) today announced that that it has successfully completed its previously-announced tender offer to purchase 2,203,425 ordinary shares of Elron Electronic Industries Ltd. (Nasdaq & TASE: ELRN) for $15.00 per share, net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on July 16, 2004, expired on Friday, August 20, 2004 at 5:00 p.m., New York time (12:00 midnight, Israel time).

Discount Investment has been advised by the depositaries for the tender offer that, as of the final expiration of the tender offer, a total of 13,329,734 Elron shares had been validly tendered and not properly withdrawn pursuant to the offer. As contemplated in the offer to purchase, Discount Investment has accepted for purchase 2,203,425 shares on a pro rata basis from all tendering shareholders, based on a proration factor of 16.53014%.

Payment for the shares accepted will be made promptly through American Stock Transfer & Trust Company or Clal Finance Batucha Investment Management Ltd., the depositaries for the tender offer.

After payment for the shares tendered in the offer and accepted for payment, Discount Investment will beneficially own 13,443,658 ordinary shares of Elron, representing approximately 45.8% of the issued and outstanding shares of Elron.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Elron. Discount Investment undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Discount Investment Corporation Ltd.: Discount Investment is an Israeli holding company founded in 1961, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “DISI.” Discount Investment holds investments in companies, predominantly companies located in Israel or that are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce.

Discount Investment Contact:
Oren Lieder, Senior Vice President and Chief Financial Officer
Tel: 972-3-607-5888
Email: oren.lieder@dic.co.il